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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing FEB 27 2019 Washington, DC

SEC FILE NUMBER
8-69082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGAN PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 GROVE STREET SUITE 2-400
(No. and Street)

NEWTON	MA	02466
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPA LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, STE 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC MASELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGAN PARTNERS LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOBIE EVANS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 25, 2022

MORGAN PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

Cree, Alessandri & Strauss, CPA, P.C.
Wellesley Hills, MA

MORGAN PARTNERS LLC

CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Member of
Morgan Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Morgan Partners, LLC as of December 31, 2018, and the related notes to the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Morgan Partners, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Morgan Partners, LLC's management. Our responsibility is to express an opinion on Morgan Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Morgan Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Cree Alessandri + Strauss

We have served as Morgan Partners, LLC's auditor for December 31, 2017.

Cree Alessandri & Strauss CPAs LLC
February 21, 2019

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Morgan Partners LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 1,492,695
Accounts Receivable	15,000
Prepaid expenses	78,645
Other assets	29,356
	1,615,696
Property and equipment:	
Equipment	22,947
Accumulated depreciation	(19,445)
Total Property and equipment - net	3,502
Total Assets	$ 1,619,198

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 91,076
Total liabilities	91,076
Members' equity	1,528,122
Total Liabilities and Members' Equity	$ 1,619,198

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Morgan Partners LLC
Notes To Financial Statements
December 31, 2018

NOTE 1 – DESCRIPTION OF THE COMPANY

Morgan Partners LLC (the "Company") formed on July 22, 2005 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on October 23, 2012. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. The liability of the members of the Company is limited to the members' total capital contributions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:
The accompanying financial statements are prepared in accordance with accounting principals generally accepted in the U.S. (GAAP) on the accrual basis of accounting.

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
Tax returns for years ended December 31, 2014 and prior are no longer available for review by the Internal Revenue Service.

Management Estimates:
The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair values as of December 31, 2018 because of the relatively short maturity of these instruments.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2018, the Company had net capital of $1,401,619 which was $1,395,547 in excess of its required net capital of $6,072.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The company is committed to an operating lease for office space. Approximate future minimum lease payments of all noncancelable operating leases through December 2019 are as follows:

2019	$ 50,958

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 21, 2018, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2018.